

January 28, 2013

Via Email
Dean Konstantine
President, Chief Executive Officer, and Director
Nevada Health Scan, Inc.
1033 B Avenue No. 101
Coronado, CA 92118

> **Re:** **Nevada Health Scan, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed January 3, 2013**
> **File No. 000-54231**

Dear Mr. Konstantine:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated December 27, 2012. Please clarify whether there is any liability risk associated with your termination of the initial filing in contravention of your commitment that stems from the bankruptcy proceedings. We also note your disclosure regarding the reasons for voluntarily registering your common stock again. It is not clear to us how these reasons resulted in your determination to voluntarily register. Please revise to clarify.

2. We note your response to comment 3. Please update your disclosure with the most recent information or advise.

Item 1 – Description of Business, page 2

3.      We note your response to comment 4.  Based on your disclose that you envision becoming a "premier international medical tourism company" and that you will provide advertising and "web portals," it appears that you are doing more than just providing information and an advertising venue.  Please clarify the diligence undertaken to determine whether your proposed plan of operations would be subject to any regulations.

4.      We note your disclosure on page 11 that Mr. Konstantine developed two website. Please clarify his role in developing those websites and explain the role he will have in developing your current website.

5.      We note your response to comment 7 that you will earn revenues by "selling advertising to health care providers and related businesses."  Considering you plan on facilitating "exceptional healthcare and services," please clarify whether you will have certain criteria that must be met before you would permit a physician, clinic, or hospital to advertise on your site.  Also, discuss your intended fee structure and arrangement.

Item 5. Directors and Executive Officers, page 9

6.      We note your response to comment 11.  We reissue our comment. Please revise your disclosure regarding your directors to discuss their specific experience, qualifications, attributes or skills that <u>led to the conclusion</u> that they should serve as your director in light of your business and structure.  Please refer to Item 401(e) of Regulation S-K. Additionally, with respect to Mr. Konstantine and Ms. Resma, please disclose the date on which each started with you, rather than referring to your incorporation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551- 3694 or Dan Gordon, Accounting Branch Chief, at (202) 551- 3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at (202) 551- 3585 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor

cc: Daniel C. Masters, Esq. (*via e-mail*)